"Corporation which has not adhered to the optional system for the mandatory acquisition of shares in a public offering"

Autonomous City of Buenos Aires, March 27th, 2012

To the

Comisión Nacional de Valores (National Securities Commission)

Dear Sirs,

We are writing to you in order to inform that Mr. Antonio R. Garcés, President of Banco de Galicia y Buenos Aires S.A., (“the Bank”) has announced his retirement that will be effective at the time of the expiration of his designation that will take place at the next Ordinary Shareholders’ Meeting on April 19th, 2012.

Grupo Financiero Galicia S.A., the controlling shareholder, has announced the promotion and appointment of the current Vice-President of the Bank, Mr. Sergio Grinenco. Additionally, it will also promote Mr. Pablo Gutierrez to the position of Vice President.

Mr. Sergio Grinenco obtained a degree in Economics from the Universidad Católica Argentina and a Master in Business Administration from Babson College, Wellesley, Massachusetts. He has been associated with the Bank since 1977. Mr. Grinenco served in several areas of the Bank, which include: Finance, Commercial Planning, Strategic Planning, Investment Banking and Comptroller Manager. Mr. Grinenco has been Vice-President of the Bank since April 2003 and he is also Chairman of the Compañía Financiera Argentina S.A.

Mr. Gutierrez obtained a degree in Business Administration from the University of Buenos Aires. He has been associated with the Bank since 1985. Mr. Gutierrez has held various positions and responsibilities at the Bank, which include: Organization, Product

 Management and Finance, development of activities in Capital Markets and the Bureau of Changes in Foreign Trade and Planning. He was Credit Officer, served as Manager of the Private Banking Department, Manager of the Investment Department, Manager of the Risk Management Department and Manager of the Financial Department. Since April 2005, he has been a member of the Board of Directors.

Yours faithfully,

Patricia M. Lastiry
Attorney in law of
Banco de Galicia y Buenos Aires S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.